Exhibit 99.(a)(1)(G)

To:

From: Stock Administration

Subject: 409A Tender Offer Election Confirmation Statement

This email confirms our receipt of your Fixed Exercise Period Election Form for your option shares potentially subject to Section 409A of the Internal Revenue Code. This email confirms our acceptance of the Eligible Option Grant you elected to amend, or declined to amend, as applicable. Following the expiration of the Offer (currently scheduled for 5:00 PDT on August 31, 2007), Stock Administration will send you a Final Election Confirmation Statement.

All capitalized terms not otherwise defined in this email shall be as set forth in that certain Offer to Amend Eligible Option Grants dated July 24, 2007, previously distributed to you by email.

Grant #	Grant Date	Original Expiration Date	Total Shares Granted	Grant Price	# of Shares Eligible for Amendment	Election to Amend? Y or N	Chosen Exercise Year
	12/20/00	12/20/10		$24.63